DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04006157

January 12, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-12-2004

Jeffrey A. Brown
Senior Corporate Counsel
Motorola, Inc.
Corporate Offices
1303 E. Algonquin Road
Schaumberg, IL 60196

Re: Motorola, Inc.
Incoming letter dated December 16, 2003

Dear Mr. Brown:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to Motorola by the United Brotherhood of Carpenters and Joiners of America. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Douglas J. McCarron
General President
United Brotherhood of Carpenters and Joiners
Of America
101 Constitution Avenue, N.W.
Washington, D.C. 20001

68505

MOTOROLA

December 16, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Motorola, Inc. / Securities Exchange Act of 1934 –Rule 14a-8
Exclusion of Proposal from United Brotherhood of Carpenters and Joiners of America

Dear Ladies and Gentleman:

This is to advise you that, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, it is the intention of Motorola, Inc. ("Company" or "Motorola") to exclude from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Stockholders ("Proxy Materials"), the attached stockholder proposal ("Proposal") submitted under letter dated October 27, 2003 by Mr. Douglas J. McCarron, General President of the United Brotherhood of Carpenters and Joiners of America ("United Brotherhood") on behalf of the pension funds associated with United Brotherhood ("Proponents"). Mr. McCarron stated in his letter that the Proponents "intend to submit" the Proposal for inclusion in the Company's 2004 Proxy Materials. The Company's next regularly scheduled annual meeting is tentatively scheduled for May 3, 2004.

The Proposal requests that the Company adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

As more fully set forth below, the Company believes that the Proposal may be omitted from the Company's Proxy Materials because the Proponent failed to satisfy the eligibility requirements of Rule 14a-8(b) and Rule 14a-8(f). We respectively request that the staff of the Division of Corporation Finance ("Staff") concur that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials pursuant to Rule 14a-8(f).

Motorola, Inc., Corporate Offices
1303 E. Algonquin Road, Schaumburg, IL 60196 T: (847) 576-5014

Pursuant to Rule 14a-8(j), the Company is filing with the Commission six (6) paper copies of this letter together with six (6) paper copies of the Proposal (attached as Exhibit A hereto). By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponents.

Background:

The Proponents' Proposal was received by the Company on November 5, 2003. As indicated above Mr. McCarron indicated in his letter that the Proponents "intend to submit to the Company for inclusion in its 2004 proxy materials" the Proposal. Because it was unclear from Mr. McCarron's letter if the Proponents' intent was to submit the Proposal at that time or to inform the Company of its intention to submit the Proposal at a later time, we advised him that Motorola was assuming that the Proponents intended to submit the Proposal at that time. We asked him to advise us in writing if that was not the Proponents' intention. To date we have not received any written response from Mr. McCarron regarding this.

In his letter, Mr. McCarron states that, "Our funds, along with other Building Trades' funds in the U.S. and Canada, are significant investors in your Company. . . ". However, the Company's records do not show the Proponent as a registered holder of shares of Motorola common stock. In addition Mr. McCarron did not indicate in his letter if the Proponent intended to hold its shares through the date of the Company's annual meeting in 2004.

The Company notified the Proponents by letter dated November 11, 2003 to Mr. Edward J. Durkin, Corporate Governance Advisor of United Brotherhood (attached hereto as Exhibit B) of the eligibility deficiencies of the Proposal and advised him that the Proponents must evidence eligibility and comply with the procedural requirements within 14 days of his receipt of the Company's letter. The Company's letter explained that the Proponents must prove eligibility by submitting a statement from the recordholder of the Proponents' shares stating that at the time the Proponents submitted the Proposal they had continuously been the owner of at least $2,000 in market value, or 1%, of the Company's stock for at least one year and that the Proponents had to state that they intended to hold these securities through the date of the Annual Meeting.

The Company's November 11, 2003 letter was sent via Federal Express and on November 12, 2003 Mr. Durkin received and signed for the letter. A copy of the receipt signed by Mr. Durkin is attached hereto as Exhibit C. As of this date, the Company has not received a response from the Proponents.

Legal Analysis:

Under Rule 14a-8(b), in order to be eligible to submit a proposal, a proponent must have continuously held at least $2000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year and continue to hold these securities through the date of the shareholders meeting. If a proponent is not a registered holder of the company securities entitled to vote on the proposal and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's securities, a proponent may prove eligibility by submitting a written statement from the recordholder of the securities verifying that at the time the proponent submitted the proposal that the proponent had held the securities for at least one year.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent failed to provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one year period and to state an intention to hold the securities through the date of the company's annual meeting, as required by Rule 14a-8(b). See, e.g., *General Motors Corporation* (March 31, 2003).

The Company believes that the Proposal can be omitted pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponents have failed to provide documentary support indicating that it satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b) and has failed to state an intention to hold the securities through the date of the Company's Annual Meeting, within the statutory 14-day time frame set by Rule 14a-8(f). The Company clearly advised the Proponents on a timely basis of the need to establish that proof and state such intention and specifically informed Proponents of the 14-day time period in which they had to respond. Since the Proponents are not a registered holder of the Company's common stock and have not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the Company's common stock, it is required under Rule 14a-8(b) to submit a written statement from the recordholder verifying that it has continuously held the Company's common stock for at least a year and to state that it intends to hold the securities through the Annual Meeting. As of this time the Company has not received a response from the Proponents.

For the foregoing reasons, we request that you concur in our view that, in accordance with Rule 14a-8(j), the Company may properly exclude the Proposal from its Proxy Materials and that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (847) 576-5014 if I can be of any further assistance in this matter.

It is currently expected that the Company's proxy statement will be printed on or about March 10, 2004 and mailed to shareholders on or about March 15, 2004.

Please acknowledge receipt of this request by date-stamping the enclosed copy of this letter and returning it to the undersigned in the accompanying envelope.

Sincerely,

Jeffrey A. Brown

Jeffrey A. Brown
Senior Corporate Counsel,
Motorola, Inc.

cc: Douglas J. McCarron
Edward J. Durkin

Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

October 27, 2003

RECEIVED
NOV 0 5 2003
MOTOROLA LAW DEPT.

A. Peter Lawson
Secretary
Motorola Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

Dear Mr. Lawson:

I am writing on behalf of the pension funds associated with the United Brotherhood of Carpenters. Our funds, along with other Building Trades' funds in the U.S. and Canada, are significant investors in your Company and collectively hold assets under management in excess of $300 billion. Our funds are long-term investors and take very seriously our obligation to monitor the companies in which we invest.

As you may know, our funds have worked diligently for the last several years to address our concerns over auditor independence. Prior to the passage of Sarbanes-Oxley -- indeed, even prior to the implosion of Enron -- our funds were sponsoring shareholder proposals requesting companies to limit the management consulting and other non-audit fees paid to their independent auditors. We engaged in productive and successful negotiations with numerous companies and received significant shareholder support when we took our proposals to a shareholder vote.

Although Sarbanes-Oxley and recently-adopted Securities and Exchange Commission Rules have improved disclosure of audit fees and made progress in protecting auditor independence, much remains to be done. It is our view that a critical gap in shareholder rights' exists through the failure of companies to present the selection of their independent auditors to shareholders for their ratification. Motorola Inc. ("Company") is one of those companies that have chosen not to let shareholders express their opinion concerning its auditors.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Enclosed please find a shareholder proposal we intend to submit to the Company for inclusion in its 2004 proxy materials. We would appreciate your consideration of our position and urge you to give shareholders the right to vote to ratify the Board's selection of our Company's independent auditors beginning at the Company's next annual meeting. If you are willing to adopt this positive reform, then there will be no need for us to submit this Proposal.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Thank you.

Sincerely,

Douglas J. McCarron
General President

Auditor Ratification Proposal

Resolved: That the shareholders of Motorola Inc. (the "Company") request that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

Supporting Statement: A Company's independent auditor has an important duty to the investing public. The American Institute of Certified Public Accountants' ("AICPA") Code of Professional Conduct provides in Section 53 - Article II: The Public Interest:

> A distinguishing mark of a profession is acceptance of its responsibility to the public. The accounting profession's public consists of clients, credit grantors, governments, employers, investors, the business and financial community, and others. . . .
>
> In discharging their professional responsibilities, members may encounter conflicting pressures from among each of those groups. In resolving those conflicts, members should act with integrity, guided by the precept that when members fulfill their responsibility to the public, clients' and employers' interests are best served.

The U.S. Securities and Exchange Commission recently adopted the Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence, Release No. 33-8183, May 6, 2003. As the Commission stated:

> The final rules advance our important policy goal of protecting the millions of people who invest in our securities markets in reliance on financial statements that are prepared by public companies and other issuers and that, as required by Congress, are audited by independent auditors. . . .
>
> As directed by the Sarbanes-Oxley Act, the rules focus on key aspects of auditor independence: [including] the unique ability and responsibility of the audit committee to insulate the auditor from pressures that may be exerted by management. . . .

We acknowledge the positive contributions of the Sarbanes-Oxley Act to protecting auditor independence through the expanded role of the audit committee. However, we believe that shareholders also have a critically important role to play in protecting auditor independence. While many companies present a management-sponsored proposal seeking shareholder ratification of the auditors, our Company does not.

Sarbanes-Oxley provides for detailed disclosure of the audit and non-audit fees paid to auditors. By requesting that shareholders vote to ratify our Company's independent auditor this proposal is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties.

The proposal does not infringe on the Audit Committee's ability to select our Company's auditor. Rather, it seeks for shareholders the right to ratify or not ratify that choice. The proposal requests that the Board and its Audit Committee adopt a policy concerning auditor ratification. If a majority of shareholders do not ratify the Audit Committee's selection, we would hope -- but the proposal does not mandate -- that the policy would provide for the Audit Committee to take the shareholders' views into consideration and reconsider its choice of auditors. We urge your support for restoring this important right.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 16, 2003

The proposal relates to the selection of the company's auditor.

There appears to be some basis for your view that Motorola may exclude the proposal under Rule 14a-8(f). We note that the proponent appears not to have responded to Motorola's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Motorola omits the proposal from its proxy materials in reliance on Rule 14a-8(f).

Sincerely,

Michael McCoy

Michael McCoy
Attorney-Advisor